Exhibit 99.2

Press Release

Xenpozyme® (olipudase alfa) approved in Japan, first and only approved therapy indicated to treat acid sphingomyelinase deficiency

*	Xenpozyme represents first Sanofi therapy to be approved under the SAKIGAKE ‘fast-track’ designation

*	Approval based on positive results from two separate clinical trials in children and adults demonstrating improvement in lung function (as measured by DLco) and reduction of spleen and liver volumes

Paris, March 28, 2022. The Japanese Ministry of Health, Labor, and Welfare (MHLW) has granted marketing authorization for Xenpozyme® (olipudase alfa) for the treatment of adult and pediatric patients with non-central nervous system (non-CNS) manifestations of acid sphingomyelinase deficiency (ASMD), a rare, progressive, and potentially life-threatening genetic disease. Xenpozyme is currently the only approved treatment for ASMD and represents Sanofi’s first therapy to be approved under the SAKIGAKE (or “pioneer”) designation, which is the Japanese government’s regulatory fast-track pathway to promote research and development of innovative new medical products addressing urgent unmet medical needs.

John Reed, M.D., Ph.D

Executive Vice President, Global Head of Research and Development, Sanofi

“Today’s approval of Xenpozyme is a watershed moment for ASMD patients and their families, representing 20 years of research and the shared efforts of advocacy partners, clinicians, and patients. As the world’s first medicine approved for ASMD, Xenpozyme offers a potentially transformative option for this historically neglected community. We are proud of this achievement and grateful that Japan’s PDMA has recognized the significance of the unmet need that Xenpozyme addresses with the Sakigake designation. At Sanofi, we are working with health authorities globally, including the EU where olipudase alfa has PRIME designation and in the USA where this enzyme replacement therapy has Breakthrough designation, to rush this important medicine to ASMD patients around the world.”

Xenpozyme is a recombinant human acid sphingomyelinase enzyme developed to replace deficient or defective acid sphingomyelinase (ASM), an enzyme that allows for the breakdown of the lipid sphingomyelin. Accumulation of sphingomyelin in cells can cause harm to the lungs, spleen, and liver, as well as other organs, potentially leading to early death.

The approval of Xenpozyme in Japan is based on positive results from the ASCEND and ASCEND-Peds clinical trials, showing that Xenpozyme provided improvement in lung function (as measured by diffusing capacity of the lung for carbon monoxide, or DLco) and reduction of spleen and liver volumes, with a well-tolerated safety profile in adults and children with ASMD. These data were presented at the American Society of Human Genetics (ASHG) 2020 Virtual Meeting.

Xenpozyme has been evaluated in children and adults to treat non-CNS manifestations of ASMD type A/B and ASMD type B. Xenpozyme has not been studied in patients with ASMD type A.

Historically known as Niemann-Pick disease types A, A/B, and B, ASMD is a genetically-based, progressive, and potentially life-threatening disease. ASMD represents a spectrum of disease, with two types that may represent opposite ends of a continuum referred to as ASMD type A and ASMD type B. ASMD type A/B is an intermediate form that includes varying degrees of CNS involvement. Until now, no approved therapies for ASMD have been available anywhere in the world.

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Outside of Japan, olipudase alfa is being evaluated by regulatory authorities around the world. A Biologics License Application (BLA) for olipudase alfa was accepted for Priority Review by the U.S. Food and Drug Administration (FDA), with a decision expected early Q3 2022. The European Medicines Agency (EMA) has awarded olipudase alfa the PRIority MEdicines (PRIME) designation, and a decision is anticipated in the second half of 2022.

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Investor Relations

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